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                                                                       Exhibit 8

                   [LETTERHEAD OF CARTER, LEDYARD AND MILBURN]

May 5, 2000

Avnet, Inc.
2211 South 47th Street
Phoenix, AZ 85034

Gentlemen:

     We have acted as counsel for Avnet, Inc. ("Parent") in connection with the proposed merger (the "Merger") of Tactful Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Avnet ("Buyer"), with and into Savoir Technology Group, Inc. (the "Company"). Under the Amended and Restated Agreement and Plan of Merger dated March 2, 2000 (the "Agreement") by and among Parent, the Buyer and the Company, at the effective time of the Merger, (i) the Company will become a wholly-owned subsidiary of the Parent and (ii) the common stock and series A preferred stock of the Company will be converted into the right to receive shares of common stock of Parent (and cash instead of fractional shares). You have requested our opinion as to certain federal income tax consequences of the Merger. All capitalized terms used herein which are not otherwise defined have the same meaning as in the Agreement.

     In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated and in accordance with the provisions of the Agreement, and (ii) the representations made to us by Parent and the Company in their officer's certificates (the "Certificates") dated May 1, 2000 and May 3, 2000, respectively, and delivered to us for purposes of this opinion, are accurate, and will be accurate as of the effective time of the Merger. Where a representation in a Certificate is limited to the knowledge of the officer, we nevertheless have assumed the subject statement to be true.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

     Based upon and subject to the foregoing, we are of the opinion that (i) the Merger will, under current law, constitute a reorganization under Section 368(a) of the Code, (ii) each of Parent, Buyer and Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and (iii) Parent, Buyer and Company will not recognize any gain as a result of the Merger.


     Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Agreement. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.


     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement filed in connection with the Merger and to the references to this opinion in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                   Sincerely,

                                   /s/ Carter, Ledyard and Milburn